SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2005

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Announcement dated September 26, 2005 regarding (1) the acquisition of certain companies in India by the Registrant’s indirect non-wholly owned subsidiary; and (2) the connected transaction in relation to the provision of financial assistance by the Registrant to an indirect non-wholly owned subsidiary established in India.

1.2	Press release dated September 26, 2005 regarding the acquisition of certain companies in India.

1.3	Press release dated September 26, 2005 of the Registrant’s indirect non-wholly owned subsidiary regarding its acquisition of certain companies in India.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2005

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Chan Ting Yu
Chan Ting Yu
Executive Director

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ANNOUNCEMENT

DISCLOSEABLE TRANSACTION

CONNECTED TRANSACTIONS

Acquisition of BPL Companies and Spacetel

The Board is pleased to announce that on 26 September 2005 Hutchison Essar, an indirect non wholly owned subsidiary of HTIL in India, entered into:–

(1)	a legally binding conditional term sheet for the acquisition of 99.998% of the issued share capital of BPL Mumbai (a licensee for GSM mobile services in the telecommunication circle of Mumbai in India) and the entire issued share capital of BPL Cellular (a licensee for GSM mobile services in the telecommunication circles of Maharashtra, Tamil Nadu, and Kerala in India) for an aggregate effective consideration of INR50,649 million (or approximately US$1,153.7 million or HK$8,999 million), before adjustments; and

(2)	a conditional agreement for the acquisition of the entire issued share capital of Spacetel, the applicant for UAS Licences in the Additional 7 Circles, namely, the telecommunication circles of Madhya Pradesh, North East, Himachal Pradesh, Bihar, Orissa, Assam, and Jammu and Kashmir in India for a cash consideration of INR255 million (or approximately US$5.9 million or HK$46.3 million).

The acquisition of the BPL Companies by Hutchison Essar will constitute a discloseable transaction for HTIL under the Listing Rules. A circular providing details of the BPL Companies Acquisition will be despatched to the HTIL shareholders in accordance with the relevant requirements of the Listing Rules after the BPL Companies Share Purchase Agreements are entered into.

ETH (a BPL Mumbai Vendor in respect of approximately 9.99% of the issued shares in BPL Mumbai), Spacetel and the Spacetel Vendors are connected persons of HTIL by virtue of being either the substantial shareholders or associates of substantial shareholders of Hutchison Essar. The acquisition from each such connected person constitutes, or will constitute, a connected transaction for HTIL under Listing Rule 14A.13(1)(a). Each such transaction is or will be on normal commercial terms. On an aggregated basis, each of the relevant percentage ratios for such transactions is more than 0.1% but less than 2.5% and are according to Listing Rule 14A.32(2) only subject to the reporting and announcement requirements set out in Listing Rules 14A.45 to 14A.47 but are otherwise exempt from the independent shareholders’ approval requirements of Chapter 14A of the Listing Rules.

Financial assistance to UMT

The Board also announces that on 24 September 2005, HTIL executed the UMT SBLC Facility Agreement and the UMT Counter-Indemnity Agreement, pursuant to which the UMT SBLC Issuer issued the UMT SBLC as security for the obligations of UMT in respect of the UMT New Facility. The UMT New Facility refinanced an existing facility that was supported by the UMT Guarantee.

UMT is an indirect non wholly owned subsidiary of HTIL and a connected person of HTIL by virtue of it being an associate of the Kotak Mahindra Group, which is also a substantial shareholder of other HTIL subsidiaries incorporated in India.

The issuance of the UMT SBLC at the request of HTIL and the issue of the UMT Counter-Indemnity constitutes provision of financial assistance by HTIL to one of its connected persons and hence a connected transaction for HTIL under Listing Rule 14A.13(2)(a)(i). As the UMT SBLC Facility Agreement and the UMT Counter-Indemnity Agreement are on normal commercial terms and the relevant percentage ratios are more than 0.1% but less than 2.5% for HTIL, the provision of such financial assistance is according to Listing Rule 14A.66(2)(a) only subject to the reporting and announcement requirements set out in Listing Rules 14A.45 to 14A.47 and is exempt from the independent shareholders’ approval requirements of Chapter 14A of the Listing Rules.

The Board is pleased to announce that on 26 September 2005 Hutchison Essar, an indirect non wholly owned subsidiary of HTIL in India, entered into:–

(1)	a legally binding conditional term sheet for the acquisition of 99.998% of the entire issued share capital of BPL Mumbai and the entire issued share capital of BPL Cellular; and

(2)	a conditional agreement for the acquisition of the entire issued share capital of Spacetel.

BPL COMPANIES TERM SHEET

Date

26 September 2005

Parties

Vendors:	(1)	BPL Com (as to 100% of BPL Cellular and approximately 73.998% of BPL Mumbai)
	(2)	CGL (as to approximately 16.01% of BPL Mumbai)
	(3)	ETH (as to approximately 9.99% of BPL Mumbai)

Purchaser:	Hutchison Essar

Target Companies:	BPL Cellular and BPL Mumbai

BPL Com, which is the BPL Cellular Vendor and one of the BPL Mumbai Vendors in respect of approximately 73.998% of BPL Mumbai issued shares, is an investment holding company in which ETH, through the ownership of equity and preference shares, is entitled to exercise or control the exercise of approximately 19% of the voting power at general meetings of BPL Com. In addition, two of the ETH nominees on the board of directors of Hutchison Essar are also represented on the board of directors of BPL Cellular and BPL Mumbai each of which is comprised of seven persons respectively. To the best of the knowledge, information and belief of the Directors, after all reasonable enquiry, BPL Com, CGL and their respective ultimate beneficial owners are independent of HTIL and of the connected persons of HTIL.

Conditions precedent

Completion of the BPL Companies Acquisition is conditional upon the satisfaction, or in some cases, waiver by Hutchison Essar, of a number of conditions including:

(1)	receipt of regulatory and other approvals as necessary, including approval of DoT for the BPL Mumbai Acquisition on terms satisfactory to Hutchison Essar;

(2)	execution of the BPL Cellular Share Purchase Agreement and BPL Mumbai Share Purchase Agreement;

(3)	consent to the transfer of the BPL Companies Shares, as necessary, by any lender to the BPL Companies, such consent to be on terms satisfactory to Hutchison Essar and without any adverse amendment to the terms of any existing loan to the BPL Companies;

(4)	dematerialisation of the existing physical share certificates representing the BPL Companies Shares; and

(5)	all representations and warranties of the BPL Companies Vendors being true and accurate on the date of the BPL Companies Completion.

Consideration

The effective BPL Companies Consideration is, before adjustments, INR50,649 million (or approximately US$1,153.7 million or HK$8,999 million). An initial interest-free cash deposit of INR5,500 million (or approximately US$125.3 million or HK$977.3 million) (the “BPL Mumbai Initial Deposit”) is payable to BPL Com, on behalf of the BPL Mumbai Vendors, as soon as possible and in any event by 30 September 2005 to be applied towards satisfaction of the BPL Mumbai Consideration. The BPL Mumbai Consideration is subject to adjustments to include (i) an amount of up to US$6.6 million (or approximately HK$51.5 million) being costs to be incurred by BPL Com which Hutchison Essar has agreed to reimburse; and (ii) interest on the BPL Companies Consideration (less the BPL Mumbai Initial Deposit and before any adjustment pursuant to (i) above) accruing from 1 August 2005 up to and including the payment date of the balance thereof. The BPL Mumbai Consideration payable in cash to ETH for its 9.99% issued shares in BPL Mumbai is, before adjustment, approximately INR1,300 million (or approximately US$30 million or HK$234 million).

The BPL Companies Consideration was arrived at after arm’s length negotiations having regard to a recent independent third party valuation and the combined EBITDA of the BPL Companies as at 31 March 2005. Hutchison Essar will fund the BPL Companies Acquisition through a combination of shareholders’ funding and external bank borrowings.

Assets to be acquired

Based on the information provided to Hutchison Essar,

(1)	the BPL Cellular Sale Shares represent 100% of the issued share capital of BPL Cellular. For the financial years ended 31 March 2004 and 31 March 2005, the audited losses before and after taxation and extraordinary items of BPL Cellular were approximately INR2,358 million (or approximately US$53.7 million or HK$418.9 million) and INR886 million (or approximately US$20.2 million or HK$157.6 million) respectively. The audited total assets value of BPL Cellular as at 31 March 2005 was INR9,764 million (or approximately US$222.4 million or HK$1,734.7 million) respectively. The audited net asset value of BPL Cellular as at 31 March 2005 was INR(7,169 million) (or approximately US$(163.3 million) or HK$(1,273.7 million)). BPL Cellular accounts were prepared in accordance with generally accepted accounting principles applied in India and their audit was conducted in accordance with auditing standards established by Institute of Accountants of India and the above information has not been adjusted to accounting principles generally accepted in Hong Kong.

(2)	the BPL Mumbai Sale Shares represent 99.998% of the issued share capital of BPL Mumbai. For the financial year ended 31 March 2004, the audited losses before tax of BPL Mumbai were approximately INR110 million (or approximately US$2.5 million or HK$19.5 million) and for the financial year ended 31 March 2005, the audited profits before tax of BPL Mumbai were approximately INR526 million (or approximately US$12 million or HK$93.6 million). For the same periods, the audited (losses)/profit after taxation and extraordinary items of BPL Mumbai were approximately INR(110 million) (or approximately US$(2.5 million) or HK$(19.5 million)) and INR524 million (or approximately US$11.9 million or HK$92.8 million) respectively. The audited total assets value of BPL Mumbai as at 31 March 2005 was INR9,086 million (or approximately US$207 million or HK$1,614.6 million) respectively. The audited net asset value of BPL Mumbai as at 31 March 2005 was INR437 million (or approximately US$10 million or HK$78 million). BPL Mumbai accounts were prepared in accordance with generally accepted accounting principles applied in India and their audit was conducted in accordance with auditing standards established by Institute of Accountants of India and the above information has not been adjusted to accounting principles generally accepted in Hong Kong.

(3)	Based on value of equity and amount of debt as appearing on the audited balance sheets of the BPL Companies as at 31 March 2005, the combined enterprise value of the BPL Companies was approximately INR50,649 million (or approximately US$1,153.7 million or HK$8,999 million).

Completion

The BPL Companies Term Sheet provides for completion of each of the BPL Cellular Acquisition and BPL Mumbai Acquisition within 20 days of the satisfaction of all relevant conditions precedent.

Hutchison Essar may at any time elect to terminate the BPL Companies Term Sheet and the BPL Companies Share Purchase Agreements (if signed) by written notice to BPL Com and the BPL Mumbai Vendors if they breach any of the representations and warranties and such breach is continuing or if Hutchison Essar determines that any condition precedent for completion of the BPL Companies Acquisition is incapable of being satisfied whereupon the BPL Mumbai Vendors will procure the return to Hutchison Essar of the BPL Mumbai Initial Deposit, if this has been paid prior to such termination.

If completion of the BPL Cellular Acquisition has not occurred by 31 December 2005, then either BPL Com or Hutchison Essar may elect to terminate the BPL Companies Term Sheet and/or either of the BPL Companies Share Purchase Agreements, if applicable. Upon such termination, other than by reason of any breach by Hutchison Essar, the Initial Deposit shall be repaid to Hutchison Essar promptly and in any event no later than 5 business days, whereupon the parties shall have no liability or obligation to the other.

If completion of the BPL Cellular Acquisition has occurred but completion of the BPL Mumbai Acquisition has not taken place by 30 June 2006, Hutchison Essar shall, on behalf of the BPL Mumbai Vendors, arrange for a bona fide sale of the entire issued share capital of BPL Mumbai to a third party in the most efficient manner possible at the time. The proceeds of such sale (the “BPL Mumbai Third Party Sale Proceeds”) shall be applied (i) so that BPL Com, on behalf of the BPL Mumbai Vendors, will receive an aggregate amount equal to the BPL Mumbai Consideration (and if the BPL Mumbai Third Party Sale Proceeds are less than the BPL Mumbai Consideration (after deducting the amount of the BPL Mumbai Initial Deposit), Hutchison Essar shall pay the BPL Mumbai Vendors the shortfall amount); and (ii) if the BPL Mumbai Third Party Sale Proceeds are in excess of the BPL Mumbai Consideration (after deducting the amount of the BPL Mumbai Initial Deposit), then any excess amount shall be paid immediately to Hutchison Essar.

SPACETEL SHARE PURCHASE AGREEMENT

Date

26 September 2005

Parties

Vendors:	ETH and Karthik

Purchaser:	Hutchison Essar

Target company:	Spacetel

The Spacetel Vendors and Spacetel are connected persons of HTIL by virtue of being either substantial shareholders or associates of substantial shareholders of Hutchison Essar, a subsidiary of HTIL.

Conditions precedent

Completion of the Spacetel Acquisition is conditional upon the satisfaction, or in some cases, waiver by Hutchison Essar, of a number of conditions including:

(1)	completion of satisfactory due diligence;

(2)	Spacetel receiving letters of intent from DoT in respect of the UAS Licences for the Additional 7 Circles; and

(3)	receipt of the consent and permission of DoT for the sale and purchase of the Spacetel Sale Shares to Hutchison Essar.

Consideration

The consideration for the Spacetel Sale Shares is INR255 million (or approximately US$5.8 million or HK$45.2 million) to be satisfied by application of the Spacetel Purchaser Advance on Spacetel Completion. This consideration amount was arrived at after arm’s length negotiations between the parties to the Spacetel Share Purchase Agreement having regard to the Spacetel Vendors’ cost of investment in Spacetel. Hutchison Essar will fund the Spacetel Acquisition by use of internal resources.

Assets to be acquired

Based on the information provided to Hutchison Essar,

(1)	The Spacetel Sale Shares represent 100% of the issued share capital of Spacetel.

(2)	For the financial years ended 31 March 2004 and 31 March 2005, the audited losses before and after taxation and extraordinary items of Spacetel were approximately INR50,000 (or approximately US$1,140 or HK$8,892) and INR30,000 (or approximately US$683 or HK$5,327) respectively. The audited total assets value of Spacetel as at 31 March 2005 was approximately INR236 million (or approximately US$5.4 million or HK$42 million). The audited net asset value of Spacetel as at 31 March 2005 was approximately INR235 million (or approximately US$5.4 million or HK$42 million). Spacetel’s accounts were prepared in accordance with generally accepted accounting principles applied in India and their audit was conducted in accordance with auditing standards established by Institute of Accountants of India and the above information has not been adjusted to accounting principles generally accepted in Hong Kong.

Completion

The Spacetel Share Purchase Agreement provides for the Spacetel Acquisition Completion to occur within 5 business days of fulfilment or waiver of all the relevant conditions precedent. If the Spacetel Sale Completion has not occurred by the Spacetel Long Stop Date the Spacetel Share Purchase Agreement may be terminated. If Hutchison Essar terminates the Spacetel Share Purchase Agreement based on the Spacetel Vendors’ default, the Spacetel Purchaser Advance shall be repaid to Hutchison Essar immediately upon termination.

REASONS FOR ENTERING INTO THE BPL COMPANIES TERM SHEET AND SPACETEL SHARE PURCHASE AGREEMENT

Upon completion of both BPL Companies Acquisition and the Spacetel Acquisition, the Hutchison Essar group will have expanded its licence areas in India from 13 to all the key 23 telecommunication licence areas. Accordingly, the Board considers the pursuit of the Acquisitions to be in line with the HTIL Group’s strategy to expand its coverage in India when appropriate opportunities arise and to provide a platform for further strengthening of its competitive edge and ability to offer nationwide telecommunication services in India. The Directors, including the Independent Non-executive Directors, consider the Acquisitions to be on normal commercial terms, which were arrived at after arm’s length negotiations between the parties and are fair and reasonable insofar as the shareholders of HTIL are concerned.

FINANCIAL ASSISTANCE TO UMT

The UMT Lender, an independent financial institution, agreed to provide an INR1,770 million (or approximately US$40.3 million or HK$314.3 million) term loan facility to UMT (the “UMT New Facility”) to refinance a maturing existing facility. The security in respect of the maturing existing facility was the UMT Guarantee which has been replaced with the UMT SBLC as security for the obligations of UMT in respect of the UMT New Facility. On 24 September 2005, HTIL executed the UMT SBLC Facility Agreement and the UMT Counter-Indemnity Agreement with the UMT SBLC Issuer, an independent financial institution.

UMT Standby Letter of Credit Facility and UMT Counter-Indemnity Agreement

Parties

Obligor:	HTIL

Bank:	The UMT SBLC Issuer, an independent financial institution

Facility:	At the request of HTIL, the UMT SBLC Issuer agreed to issue the UMT SBLC securing the obligations of UMT under the UMT New Facility

Terms and conditions:	Normal commercial terms

Counter-Indemnity and Cash Deposit:	In satisfaction of conditions precedent to the issue of the UMT SBLC, HTIL executed the UMT Indemnity Agreement pursuant to which it agrees, amongst others, to indemnify the UMT SBLC Issuer in respect of any amounts paid under the UMT SBLC. HTIL has also placed funds on deposit with the UMT SBLC Issuer and has undertaken not to withdraw any amount from that deposit if it would result in the amount of the deposit being less than the outstanding amount under the UMT New Facility

HTIL is entitled to receive from UMT a credit support fee for procuring the issue of the UMT SBLC.

REASONS FOR ENTERING INTO UMT COUNTER-INDEMNITY AGREEMENT

UMT arranged the UMT New Facility secured by the UMT SBLC to refinance the existing facility on its maturity. The replacement of the UMT Guarantee as security with the UMT SBLC has resulted from HTIL’s continuous efforts to procure an orderly release of guarantees provided by the HWL Group in support of credit facilities to the HTIL Group at the earliest practicable time after listing of HTIL’s securities last October. This is also consistent with the HTIL Group’s policy of maintaining a direct relationship with lenders and offering to provide credit support to its subsidiary companies, where appropriate. The Directors, including the Independent Non-executive Directors, consider that the UMT SBLC Facility Agreement and the UMT Counter-Indemnity Agreement to be on normal commercial terms, which were arrived at after arm’s length negotiations between the parties and are fair and reasonable insofar as the shareholders of HTIL are concerned.

GENERAL

The Group is a leading global provider of telecommunications services. The Group currently operates mobile and fixed telecommunications services in Hong Kong and operates or is rolling out mobile telecommunication services in Macau, India, Israel, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam.

Hutchison Essar is a provider of telecommunication services in India.

ETH (the BPL Mumbai Vendor in respect of approximately 9.99% of the issued shares in BPL Mumbai), the Spacetel Vendors and Spacetel are connected persons of HTIL by virtue of being either a substantial shareholder of Hutchison Essar or associates of substantial shareholders of Hutchison Essar, a subsidiary of HTIL. The Essar Group is one of India’s largest corporate houses with interests spanning the manufacturing and service sectors in both old and new economies: steel, power, shipping, constructions, oil and gas and telecoms.

BPL Com and CGL are investment holding companies which, to the best of the knowledge, information and belief of the Directors, are independent of HTIL and its connected persons.

The BPL Companies Acquisition will constitute a discloseable transaction for HTIL under the Listing Rules. A circular providing details of the BPL Companies Acquisition will be despatched to the HTIL shareholders in accordance with the relevant requirements of the Listing Rules after the BPL Companies Purchase Agreements are entered into.

The Spacetel Acquisition and the acquisition of approximately 9.99% of the issued shares in BPL Mumbai from each such connected person constitutes, or will constitute, a connected transaction for HTIL under Listing Rule 14A.13(1)(a). Each such transaction is or will be on normal commercial terms. On an aggregated basis, each of the relevant percentage ratio for such transactions is more than 0.1% but less than 2.5% and are according to Listing Rule 14A.32(2) only subject to the reporting and announcement requirements set out in Listing Rules 14A.45 to 14A.47 but are otherwise exempt from the independent shareholders’ approval requirements of Chapter 14A of the Listing Rules.

UMT is an indirect non wholly owned subsidiary of HTIL and a connected person of HTIL by virtue of it being an associate of the Kotak Mahindra Group, which is also a substantial shareholder of other HTIL subsidiaries incorporated in India.

The issuance of the UMT SBLC at the request of HTIL and the issue of the UMT Counter-Indemnity constitutes provision of financial assistance by HTIL to one of its connected persons and hence a connected transaction for HTIL under Listing Rule 14A.13(2)(a)(i). As the UMT SBLC Facility Agreement and the UMT Counter-Indemnity Agreement are on normal commercial terms and the relevant percentage ratios are more than 0.1% but less than 2.5% for HTIL, the provision of such financial assistance is according to Listing Rule 14A.66(2)(a) only subject to the reporting and announcement requirements set out in Listing Rules 14A.45 to 14A.47 and is exempt from the independent shareholders’ approval requirements of Chapter 14A of the Listing Rules.

DEFINITIONS

In this announcement, the following expressions have the following meanings unless the context requires otherwise:

“Acquisitions”	the BPL Companies Acquisition and the Spacetel Acquisition, collectively

“Additional 7 Circles”	the telecommunication circles of Madhya Pradesh, North East, Himachal Pradesh, Bihar, Orissa, Assam, and Jammu and Kashmir in India

“associate”	shall have the meaning ascribed to it in the Listing Rules

“Board”	the board of Directors

“BPL Cellular”	BPL Mobile Cellular Limited, a public company incorporated in India and holder of a licence to provide GSM mobile services in the telecommunication circles of Maharashtra, Tamil Nadu and Kerala in India

“BPL Cellular Acquisition”	the proposed acquisition of the BPL Cellular Sale Shares, being 100% of the issued share capital of BPL Cellular in accordance with the terms of the BPL Companies Term Sheet and/or the BPL Cellular Share Purchase Agreement

“BPL Cellular Sale Shares”	126,197,956 ordinary shares of nominal value of INR100 each in the capital of BPL Cellular currently owned by BPL Com (and its nominees) representing the entire issued share capital of BPL Cellular to be sold or procured to be sold by BPL Com to Hutchison Essar (and its nominees) under the BPL Companies Term Sheet and/or the BPL Cellular Share Purchase Agreement

“BPL Cellular Share Purchase Agreement”	the share purchase agreement to be negotiated and entered into between the BPL Com as vendor and
Hutchison Essar as purchaser in respect of the BPL Cellular Sale Shares, a condition precedent to the completion of the BPL Cellular Acquisition

“BPL Com”	BPL Communications Limited, a company incorporated in India, the vendor of the BPL Cellular Sale Shares and a BPL Mumbai Vendor in respect of approximately 73.998% of the issued shares in BPL Mumbai

“BPL Companies”	BPL Cellular and BPL Mumbai, collectively

“BPL Companies Acquisition”	the BPL Cellular Acquisition and the BPL Mumbai Acquisition, collectively

“BPL Companies Completion”	completion of either the BPL Cellular Acquisition and/or the BPL Mumbai Acquisition

“BPL Companies Consideration”	the aggregate consideration including assumed debt for the BPL Companies, before any adjustments

“BPL Companies Share Purchase Agreements”	the BPL Cellular Share Purchase Agreement and the BPL Mumbai Share Purchase Agreement, collectively

“BPL Mumbai”	BPL Mobile Communications Limited, a public company incorporated in India and holder of a licence to provide GSM mobile services in the telecommunication circle of Mumbai in India

“BPL Mumbai Acquisition”	the proposed acquisition of the BPL Mumbai Sale Shares, being 99.998% of the issued share capital of BPL Mumbai, in accordance with the terms of the BPL Companies Term Sheet and/or the BPL Mumbai Share Purchase Agreement

“BPL Mumbai Consideration”	the consideration payable for the BPL Mumbai Acquisition

“BPL Mumbai Initial Deposit”	shall have the meaning ascribed to it in the sub-section entitled “BPL Companies Term Sheet-Consideration”

“BPL Mumbai Sale Shares”	86,137,177 ordinary shares of nominal value of INR10 each in the capital of BPL Mumbai, currently owned as to 63,740,935 shares (representing approximately 73.998%) by BPL Com (and its nominees); 13,790,882 shares (representing approximately 16.01%) by CGL; and 8,605,360 shares (representing approximately 9.99%) by ETH and to be acquired by Hutchison Essar (and its nominees) under the BPL Companies Term Sheet and/or the BPL Mumbai Share Purchase Agreement

“BPL Mumbai Share Purchase Agreement”	the share purchase agreement to be negotiated and entered into among the BPL Mumbai Vendors and Hutchison Essar as purchaser in respect of the BPL Mumbai Sale Shares, a condition precedent to the completion of the BPL Mumbai Acquisition

“BPL Mumbai Vendors”	BPL Com, CGL and ETH, collectively and a “BPL Mumbai Vendor” shall mean any one of them

“BPL Companies Term Sheet”	the legally binding term sheet dated 26 September 2005 and made among BPL Com (as vendor in the BPL Cellular Acquisition and a BPL Mumbai Vendor), the other BPL Mumbai Vendors and Hutchison Essar in respect of the BPL Companies Acquisitions

“CGL”	Capital Global Limited, a company incorporated in India, a BPL Mumbai Vendor in respect of approximately 16.01% of the issued shares in BPL Mumbai

“connected person”	shall have the meaning ascribed to it in the Listing Rules

“Directors”	directors of HTIL

“DoT”	the Department of Telecommunications of the Government of India

“EBITDA”	earnings before interest, tax, depreciation and amortisation

“Essar Group”	ETH and its affiliates

“ETH”	Essar Teleholdings Limited, a substantial shareholder of Hutchison Essar, a Spacetel Vendor, a BPL Mumbai Vendor in respect of approximately 9.99% of the issued shares in BPL Mumbai and a connected person of HTIL

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“HTIL”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 2332) and American depositary shares are listed on New York Stock Exchange, Inc. (Ticker: HTX)

“HTIL Group”	HTIL and its subsidiaries

“Hutchison Essar”	Hutchison Essar Limited (formerly known as Hutchison Max Telecom Limited), an indirect non wholly owned subsidiary of HTIL incorporated in India

“HWL”	Hutchison Whampoa Limited, a company incorporated in Hong Kong, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 13) and the controlling shareholder of HTIL

“HWL Group”	HWL and its subsidiaries (excluding, for the purpose of this announcement, the HTIL Group)

“Karthik”	Karthik Financial Services Limited, a subsidiary of ETH and a Spacetel Vendor

“Kotak Mahindra Group”	Kotak Mahindra Capital Co., a company incorporated in India, and its subsidiaries, which is also a substantial shareholder of other HTIL subsidiaries incorporated in India

“Listing Rules”	the Rules Governing the Listing of Securities on the Main Board of the Stock Exchange

“percentage ratios”	shall have the meaning ascribed to that expression in the Listing Rules

“Spacetel”	Essar Spacetel Limited, a subsidiary of ETH, and the applicant for UAS Licences in the Additional 7 Circles

“Spacetel Acquisition”	the proposed acquisition of the Spacetel Sale Shares, being 100% of the issued share capital of Spacetel, in accordance with the terms of the Spacetel Share Purchase Agreement

“Spacetel Completion”	completion of the Spacetel Acquisition in accordance with the Spacetel Share Purchase Agreement

“Spacetel Long Stop Date”	the date 12 months from the date of the Spacetel Share Purchase Agreement, or, if the DoT approval has not been received and the Purchaser elects to extend this date by written notice, the date falling 18 months after the date of the Spacetel Share Purchase Agreement

“Spacetel Purchaser Advance”	a cash deposit to be placed by Hutchison Essar with the respective Spacetel Vendors in an amount equal to their respective portions of the consideration payable under the Spacetel Share Purchase Agreement

“Spacetel Sale Shares”	25,500,000 ordinary shares of nominal value of INR10 each in the capital of Spacetel currently owned by ETH and Karthik which constitute 100% of the issued share capital of Spacetel to be acquired by Hutchison Essar under the Spacetel Share Purchase Agreement

“Spacetel Share Purchase Agreement”	the conditional share purchase agreement dated 26 September 2005 between the Spacetel Vendors and Hutchison Essar in respect of the Spacetel Sale Shares

“Spacetel Vendors”	ETH and Karthik

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	shall have the meaning ascribed to it in the Listing Rules

“UAS Licences”	Unified Access Services Licences sought to be issued by DoT permitting the licensee to provide telecommunication services pursuant to the guidelines for Unified Access (Basic & Cellular) Services Licence issued by DoT on 11 November 2003

“UMT”	Usha Martin Telematics Limited, a company incorporated in India and a subsidiary of HTIL and an associate of the Kotak Mahindra Group

“UMT Guarantee”	a guarantee issued by Hutchison Telecommunications Limited, a member of the HWL Group, to support the obligations of UMT under the existing maturing facility being refinanced by the UMT New Facility

“UMT Lender”	the lender in respect of the UMT New Facility being a financial institution independent of HTIL

“UMT New Facility”	the INR1,770 million (or approximately US$40.3 million or HK$314.3 million) term loan facility provided by the Lender to UMT

“UMT SBLC”	a US$42 million (or approximately HK$327.6 million) standby letter of credit issued by the UMT SBLC Issuer pursuant to the UMT SBLC Facility Agreement and expiring on 1 November 2005

“UMT SBLC Counter- Indemnity”	a counter-indemnity granted by HTIL in favour of the SBLC Issuer in respect of any amounts paid by the UMT SBLC Issuer under the UMT SBLC

“UMT SBLC Counter- Indemnity Agreement”	an agreement dated 24 September 2005 made between HTIL and the UMT SBLC Issuer for the issue of the Counter-Indemnity

“UMT SBLC Issuer”	the issuer of the UMT SBLC, being a financial institution independent of HTIL

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“INR” or “Rupee”	Indian Rupees, the lawful currency of the Republic of India

“US$”	United States dollars, the lawful currency of the United States of America

For the purpose of this announcement and for reference only, exchange rates of US$1.00 to INR43.9 and HK$7.8 to US$1.00 are adopted.

As at the date of this announcement, the Directors are:

Executive Directors:	Non-executive Directors:
Mr. Dennis Pok Man LUI	Mr. FOK Kin-ning, Canning
Mr. Tim PENNINGTON	Mrs. CHOW WOO Mo Fong, Susan
Mr. CHAN Ting Yu	Mr. Frank John SIXT
Mr. WOO Chiu Man, Cliff Ms. NARDI, Kar Wai Agnes	Independent Non-executive Directors:
Mr. KWAN Kai Cheong Mr. John W. STANTON Mr. Kevin WESTLEY

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 26 September 2005

Exhibit 1.2

PRESS RELEASE

September 26, 2005

Hutchison Essar Signs Agreements to Acquire

BPL Mumbai, BPL Cellular and Spacetel

Hong Kong, September 26, 2005 – Hutchison Telecommunications International Limited (‘Hutchison Telecom’; SEHK: 2332; NYSE: HTX) today announces that Hutchison Essar Limited (‘Hutchison Essar’ or ‘the Company’), its joint venture in India with Essar Teleholdings Limited (‘Essar Group’) has entered into a binding conditional term sheet for the acquisition of BPL Mobile Communications Limited (‘BPL Mumbai’) and BPL Mobile Cellular Limited (‘BPL Cellular’). It also announces that Hutchison Essar has entered into a conditional agreement to acquire Essar Spacetel Limited (‘Spacetel’), a company that has applied for licences in seven licence areas not presently serviced by Hutchison Essar.

BPL Mumbai is the number two mobile telecommunication services operator in Mumbai with 1.3 million* customers whilst BPL Cellular operates in three licence areas – Maharashtra, Tamil Nadu and Kerala – and has 1.5 million* customers. Hutchison Essar will pay approximately US$1,154 million for these transactions, including the assumption of debts.

Spacetel is the applicant for telecommunication services licences in seven service areas in which the Company does not currently operate, namely Madhya Pradesh, North East, Himachal Pradesh, Bihar, Orissa, Assam, and Jammu and Kashmir. Hutchison Essar will pay approximately US$6 million in cash for Spacetel.

When completed, these acquisitions will immediately lift Hutchison Essar’s customer base to more than 12 million,* and will position the Company to become a national mobile telecommunication services operator, giving it the opportunity to cover all 23 licence areas in the country.

Dennis Lui, Chief Executive Officer of Hutchison Telecom said, “These are defining acquisitions for Hutchison Essar. By giving us the ability to complete our nationwide coverage, they position us to capitalise on the tremendous growth opportunities in India.”

“This is a major investment for Hutchison Essar and clearly signals the commitment of its principal shareholders, Hutchison Telecom and Essar Group, to being a major force in shaping the mobile telecommunications scene in India,” added Mr Lui.

The cost of these acquisitions will be funded by a combination of shareholder funding and external bank borrowings of Hutchison Essar. The parties will move to signing definitive agreements in relation to the acquisition of BPL Mumbai and BPL Celluar as soon as practicable. Completion of the acquisition of BPL Mumbai and Spacetel are subject to regulatory approval and other conditions.

*	Figures from Cellular Operators Association of India, as of August 2005.

- End -

Hutchison Essar’s footprint in India (as of September 26, 2005)

For enquiries, please contact:

Mickey Shiu

Corporate Communications

Hutchison Telecom

Work: (852) 2128 3107

Mobile: (852) 9092 8233

E-mail: mickeyshiu@htil.com.hk

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (‘Hutchison Telecom’ or ‘the Group’) is a leading global provider of telecommunication services. The Group currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates or is rolling out mobile telecommunication services in Macau, India, Israel, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “Hutch”, “3” and “Orange”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332. A subsidiary of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is dedicated to providing superior telecommunication services in markets with high growth potential. For more information about Hutchison Telecom, see www.htil.com.

About Hutchison Essar Limited

Hutchison Essar Limited (‘Hutchison Essar’, ‘the Group’) currently operates across 13 telecommunications licence areas in India through six companies – Hutchison Essar Limited, Hutchison Essar Mobile Services Limited, Hutchison Telecom East Limited, Hutchison Essar South Limited, Fascel Limited and Aircel Digilink India Limited. As of August 2005, the Group has approximately 9.3 million* mobile users under the Hutch and Orange brands and is one of the most reputable telecom companies in India. Over the years, it has been named the ‘Most Respected Telecom Company’, the ‘Best Mobile Service in the Country’ and the ‘Most Creative and Most Effective Advertiser of the Year’.

*	Figures from Cellular Operators Association of India.

Cautionary Statements

This press release contains forward-looking statements. Statements that are not historical facts, including statements about Hutchison Telecommunications International Limited’s (‘the Company’) beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

Exhibit 1.3

PRESS RELEASE

Hutchison Essar Signs Agreements to Acquire

BPL Mumbai, BPL Cellular and Essar Spacetel

Mumbai, September 26, 2005

Hutchison Essar Limited (“Hutchison Essar”) today announced that it has entered into a binding conditional term sheet for the acquisition of BPL Mobile Communications Limited (‘BPL Mumbai’) and BPL Mobile Cellular Limited (‘BPL Cellular’). It also announced that it has entered into a conditional agreement to acquire Essar Spacetel Limited (‘Essar Spacetel’), a company that has applied for licences in seven licence areas not presently serviced by Hutchison Essar.

BPL Mumbai is the second largest mobile telecommunication services operator in Mumbai with 1.3 million* customers, whilst BPL Cellular operates in 3 licence areas – Maharashtra & Goa, Tamil Nadu and Kerala and has 1.5 million* customers. Hutchison Essar will pay approximately US $ 1.15 billion for these transactions, which includes the cash consideration and assumption of debt.

Essar Spacetel has applied for licences for telecommunication services in seven circles in which Hutchison Essar does not currently operate, namely Madhya Pradesh, North East, Himachal Pradesh, Bihar, Orissa, Assam, and Jammu and Kashmir. Hutchison Essar will pay approximately US $ 6 million in cash for Essar Spacetel.

When completed, these acquisitions will immediately increase Hutchison Essar’s customer base to more than 12 million, and will leave it poised to become the premier national mobile telecommunication services operator, covering the entire country.

Ravi Ruia, Director of Hutchison Essar and Vice Chairman of the Essar Group said, “ The consolidation of BPL’s mobile services and Essar Spacetel with Hutchison Essar is another significant step towards becoming one of India’s most valuable companies.

Hutch and BPL Mobile are among India’s strongest mobile franchises and the synergy that this consolidation will bring is bound to offer high value and help us gain market share in every territory.”

Dennis Lui, Director of Hutchison Essar and Chief Executive Officer of Hutchison Telecommunications International Limited said, ‘These are defining acquisitions for Hutchison Essar. By giving us the ability to complete our nationwide coverage, they position us to capitalise on the tremendous growth opportunities in India.’

‘This is a major investment for Hutchison Essar and clearly signals the commitment of its principal shareholders, Hutchison Telecom and Essar Group, to being a major force in shaping the mobile telecommunications scene in India,” added Mr Lui.

The cost of these acquisitions will be funded by a combination of shareholder funding and external bank borrowings of Hutchison Essar. The parties will move to signing definitive agreements in relation to the acquisition of BPL Mumbai and BPL Celluar as soon as practicable. Completion of the acquisition of BPL Mumbai and Essar Spacetel are subject to regulatory approvals and other conditions.

About Hutchison Essar Limited

Hutchison Essar, with over 9.3 million* mobile users under the Hutch and Orange brands, is one of the most reputable telecom companies in India. Over the years, it has been named the ‘Most Respected Telecom Company’, the ‘Best Mobile Service in the country’ and the ‘Most Creative and Most Effective Advertiser of the Year’.

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (Hutchison Telecom or the Group) is a leading global provider of telecommunications services.

The Group currently offers mobile and fixed -line telecommunication services in Hong Kong, and operates or is rolling out mobile telecommunication services in Macau, India, Israel, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “Hutch”, “3” and “Orange”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker of HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332.

A subsidiary of the Hong Kong – based Hutchison Whampoa Group, Hutchison Telecom is dedicated to providing superior telecommunications services in markets with high growth potential. For more information about Hutchison Telecom, see www.htil.com.

About the Essar Group

The Essar Group is one of India’s largest corporate houses with interests spanning the manufacturing and service sectors like Steel, Shipping, Power, Oil & Gas, Telecom and Constructions. The Group has an asset base of over US $ 4.5 billion.

*	Figures from Cellular Operators Association of India, as of August 2005.

For further information, please contact:

Amrit Singh Deo/ Akshata Kalyanpur

Genesis Public Relations

Orange: +91 9820211064/ +91 9820541422

Tel: +91 22 5664 5220

Email: asinghdeo@genesispr.com/akshata.kalyanpur@orange.co.in

Hutchison Essar’s footprint in India (as of September 26, 2005)

Jammu & Kashmir
Himachal Pradesh
Punjab
Haryana
Uttar Pradesh (West)
Delhi
Rajasthan
Uttar Pradesh (East)
Bihar
Assam
North East
West Bengal
Gujarat
Madhya Pradesh
Orissa
Kolkata
Mumbai
Maharashtra
Andhra Pradesh
Karnataka
Chennai
Tamil Nadu
Kerala
Existing Hutchison Essar circles
Circles that are currently served by BPL Mumbai and BPL Cellular (inlcuding Mumbai)
Circles that SpaceTel is applying for licences